Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2014 AND 2013
(UNAUDITED)

Issued: July 10, 2014

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)
Revenues
Print advertising	94,716	113,395	301,265	351,579
Print circulation	49,029	49,401	146,167	146,540
Digital	23,067	24,093	67,757	70,198
Other	4,177	4,895	12,262	13,957
Total revenues	170,989	191,784	527,451	582,274
Expenses
Compensation	72,492	83,075	218,498	247,433
Newsprint	7,588	10,147	24,110	32,111
Distribution	25,978	27,542	76,990	82,099
Other operating	39,264	38,268	114,049	113,826
Operating income before depreciation, amortization, impairment
and restructuring (note 3)	25,667	32,752	93,804	106,805
Depreciation	15,918	6,706	40,314	20,336
Amortization	9,542	11,111	29,553	32,679
Impairments (note 4)	-	93,883	-	93,883
Restructuring and other items (notes 7 and 9)	5,813	6,305	31,351	12,916
Operating loss	(5,606)	(85,253)	(7,414)	(53,009)
Interest expense	15,799	14,994	47,137	46,767
Net financing expense relating to employee benefit plans (note 9)	1,405	1,863	4,213	5,590
Gain on disposal of property and equipment	(244)	(202)	(231)	(989)
(Gain) loss on derivative financial instruments	691	760	(4,010)	2,650
Foreign currency exchange (gains) losses	(2,652)	588	3,177	5,286
Loss before income taxes	(20,605)	(103,256)	(57,700)	(112,313)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(20,605)	(103,256)	(57,700)	(112,313)

Loss per share attributable to equity holders of the Company (note 10):
Basic	$(0.51)	$(2.57)	$(1.43)	$(2.79)
Diluted	$(0.51)	$(2.57)	$(1.43)	$(2.79)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)

Net loss attributable to equity holders of the Company	(20,605)	(103,256)	(57,700)	(112,313)

Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	628	1,416	3,299	319
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 9)	(627)	(4,028)	(3,376)	15,590
Other comprehensive income (loss)	1	(2,612)	(77)	15,909

Comprehensive loss attributable to equity holders of the Company	(20,604)	(105,868)	(57,777)	(96,404)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2014	As at August 31, 2013
		(revised - note 2)
ASSETS
Current Assets
Cash	48,583	40,812
Accounts receivable	80,304	82,615
Inventory	2,473	3,234
Current portion of derivative financial instruments (notes 5 and 12)	8,078	1,411
Prepaid expenses and other assets	8,371	10,128
Total current assets	147,809	138,200
Non-Current Assets
Property and equipment	191,809	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments (note 5)	20,812	16,802
Other assets	405	732
Intangible assets	297,027	323,760
Goodwill	149,600	149,600
Total assets	817,992	862,797

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 6)	72,610	67,618
Provisions (note 7)	31,559	26,097
Deferred revenue	25,284	24,645
Current portion of long-term debt (note 8)	12,500	12,500
Total current liabilities	141,953	130,860
Non-Current Liabilities
Long-term debt (note 8)	472,271	474,380
Other non-current liabilities (notes 9 and 11)	125,212	121,817
Provisions (note 7)	682	826
Deferred income taxes	681	681
Total liabilities	740,799	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus (note 11)	9,757	9,020
Deficit	(303,001)	(241,925)
Accumulated other comprehensive loss	(695)	(3,994)
Total equity	77,193	134,233
Total liabilities and equity	817,992	862,797

Subsequent event (note 13)
The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the nine months ended May 31, 2014
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2013 (revised - note 2)	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(57,700)	-	(57,700)
Other comprehensive income (loss)	-	-	(3,376)	3,299	(77)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(61,076)	3,299	(57,777)
Share-based compensation plans (note 11)	-	737	-	-	737
Balance as at May 31, 2014	371,132	9,757	(303,001)	(695)	77,193

	For the nine months ended May 31, 2013
	(revised - note 2)
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(141,280)	(5,908)	231,832
Net loss attributable to equity holders of the Company	-	-	(112,313)	-	(112,313)
Other comprehensive income (loss)	-	-	15,590	319	15,909
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(96,723)	319	(96,404)
Share-based compensation plans (note 11)	-	807	-	-	807
Balance as at May 31, 2013	371,132	8,695	(238,003)	(5,589)	136,235

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(20,605)	(103,256)	(57,700)	(112,313)
Items not affecting cash:
Depreciation	15,918	6,706	40,314	20,336
Amortization	9,542	11,111	29,553	32,679
Impairments (note 4)	-	93,883	-	93,883
(Gain) loss on derivative financial instruments	691	760	(4,010)	2,650
Non-cash interest	1,511	672	4,476	3,470
Gain on disposal of property and equipment	(244)	(202)	(231)	(989)
Non-cash foreign currency exchange (gains) losses	(2,363)	550	3,179	5,228
Share-based compensation plans and other long-term incentive plan expense (note 11)	306	214	1,052	1,149
Net financing expense relating to employee benefit plans (note 9)	1,405	1,863	4,213	5,590
Non-cash compensation expense of employee benefit plans (note 9)	-	1,197	-	2,487
Employee benefit funding in excess of compensation expense (note 9)	(2,194)	-	(4,711)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	-	(8,976)
Net change in non-cash operating accounts	8,961	2,477	15,675	4,715
Cash flows from operating activities	12,928	15,975	31,810	49,909

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment, intangible assets and asset held-for-sale	245	262	279	25,884
Additions to property and equipment	(2,823)	(1,108)	(8,998)	(5,414)
Additions to intangible assets	(864)	(1,314)	(2,820)	(3,937)
Cash flows from investing activities	(3,442)	(2,160)	(11,539)	16,533

FINANCING ACTIVITIES
Repayment of long-term debt	(6,250)	(8,853)	(12,500)	(32,040)
Debt issuance costs	-	-	-	(111)
Cash flows from financing activities	(6,250)	(8,853)	(12,500)	(32,151)

Net change in cash	3,236	4,962	7,771	34,291
Cash at beginning of period	45,347	51,518	40,812	22,189
Cash at end of period	48,583	56,480	48,583	56,480

Supplemental disclosure of operating cash flows
Interest paid	8,879	13,399	37,987	33,895
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2014 AND 2013

(In thousands of Canadian dollars, except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including thecanada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.  The Company has one operating segment for financial reporting purposes, the Newspaper segment. The Newspaper segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual audited consolidated financial statements except for the changes in accounting policies noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on July 10, 2014.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except as described below:

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including mortality rates.  In July 2013, the Canadian Institute of Actuaries (“CIA”) issued a draft report proposing new mortality tables for use in the valuation of Canadian pension and benefit plans.  On October 31, 2013 the CIA announced that the use of current mortality tables without adjustment would only be appropriate if supported by credible experience, the characteristics of the specific plan, or other quantifiable experience.  As a result, during the three months ended November 30, 2013, the Company modified the mortality tables used to value the defined benefit pension benefit and post-retirement benefit obligations which resulted in an actuarial loss of $15.6 million recorded in other comprehensive income with an offsetting increase in other non-current liabilities.  In February 2014, the CIA issued final mortality tables and the Company assessed the impact of the revisions and determined that no further adjustments were required.  The change in mortality rate assumptions is expected to result in increased funding valuation obligations as well as increased defined benefit plan expense in future years.

Changes in accounting policies

The Company has adopted the following new and amended standards effective September 1, 2013.  The comparative interim condensed consolidated financial statements have been revised as applicable to reflect the adopted standards as described below.

(i) IFRS 13 – Fair Value Measurement

IFRS 13 – Fair Value Measurement establishes a single source of guidance for fair value measurement across all IFRS standards.  IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.  The Company adopted IFRS 13 on September 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not result in any measurement adjustments or changes to the valuation techniques used by the Company.  The Company has included the required interim disclosures in note 12 of these interim condensed consolidated financial statements.

(ii) IAS 19 – Employee Benefits (Amended)

IAS 19 – Employee Benefits (Amended) includes a number of changes related to the recognition and measurement of defined benefit employee benefit plans. The amendments introduce a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component which will be determined based on the application of the discount rate on the net defined benefit obligation.  The amendments also require the recognition of all past service costs in profit or loss when the employee benefit plan is amended.  The Company adopted IAS 19 on September 1, 2013 on a retrospective basis back to September 1, 2011.  The adoption of IAS 19 has resulted in an adjustment to the opening deficit as at September 1, 2011 to reflect previously unrecognized past service costs. Additionally, the comparative figures in these interim condensed consolidated financial statements have been revised as illustrated in the tables below to reflect the amended standard.

The amended standard also clarifies when an employer offers voluntary termination benefits that the obligating event under such termination benefits is deemed to have occurred when an entity can no longer withdraw the offer.  This resulted in a decrease to restructuring and other items of $10.5 million in the three months ended May 31, 2013 and a corresponding increase to restructuring and other items of $10.5 million in the three months ended August 31, 2013.

The following tables provide the impact on the comparative financial information in the interim condensed consolidated financial statements for the three and nine months ended May 31, 2014 and 2013:

Effect on comprehensive income attributable to equity holders of the Company

	Three months ended May 31, 2013	Nine months ended May 31, 2013

Net loss attributable to equity holders of the Company as previously reported	(112,166)	(118,024)

IAS 19 amendments (increasing) decreasing reported net loss
Compensation	(119)	(357)
Restructuring and other items	10,509	10,509
Net financing expense relating to employee benefit plans	(1,480)	(4,441)
Total IAS 19 amendments decreasing reported net loss	8,910	5,711
Net loss attributable to equity holders of the Company revised (1)	(103,256)	(112,313)

Comprehensive loss attributable to equity holders of the Company as previously reported	(116,439)	(107,099)

IAS 19 amendments decreasing reported comprehensive loss
Impact of IAS 19 amendments to net loss	8,910	5,711
Net actuarial gains on employee benefits	1,661	4,984
Total IAS 19 amendments decreasing reported comprehensive loss	10,571	10,695
Comprehensive loss attributable to equity holders of the Company revised	(105,868)	(96,404)
(1)
These adjustments decreased basic and diluted net loss per share attributable to equity holders of the Company for the three and nine months ended May 31, 2013 by $0.14 per share and $0.22 per share, respectively.

Effect on the consolidated statements of financial position

Increase	August 31, 2013	August 31, 2012	September 1, 2011

Other non-current liabilities	1,675	1,923	2,171
Deficit	1,675	1,923	2,171

(iii) IFRS 10 – Consolidated Financial Statements

IFRS 10 – Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

Accounting standards issued but not yet effective

The Company has not early adopted the following new standards and the impacts on the consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

IFRS 9 – Financial Instruments was issued in November 2009 and is the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except, for the addition of a new hedge accounting model and the removal of the mandatory effective date of implementation.

(ii) IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from Contracts with Customers was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

(iii) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted.

3.	OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.	IMPAIRMENTS

The Company’s impairments for the three and nine months ended May 31, 2014 and 2013 consist of the following:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2014	2013	2014	2013

Impairment testing of goodwill and indefinite life intangible assets
Goodwill	-	73,900	-	73,900
Intangible assets - mastheads		13,900		13,900
Other impairments
Property and equipment - land and building	-	6,083	-	6,083
Impairments	-	93,883	-	93,883

Impairment testing of goodwill and indefinite life intangible assets

During the three months ended May 31, 2014, the Company completed its annual impairment testing for goodwill and indefinite life intangible assets as at May 31, 2014 (the “Annual Impairment Test”) based on management's best estimates of market participant assumptions including weighted average cost of capital (“WACC”).  The recoverable amounts, determined based on fair value less costs of disposal, of the goodwill cash generating unit (“Goodwill CGU”) and individual cash generating units ("CGU" or "CGUs"), which are primarily individual newspapers, were determined by utilizing a discounted cash flow approach using cash flow projections based upon financial forecasts prepared by management covering a three year period.  The future cash flows are based on management’s best estimate using market participant assumptions considering historical and expected operating plans, current strategies, economic conditions, and the general outlook for the industry and markets in which the Goodwill CGU and individual CGUs operate.  Cash flows beyond the three year period are extrapolated using estimated growth rates.

The after tax discount rate and terminal growth rate used by the Company for the purpose of the Annual Impairment Test for the Goodwill CGU and each of the individual CGUs was 13.2% and 0.0%, respectively (June 30, 2013 - 13.4% and 0.0%, respectively).  The after tax discount rate represents a WACC for comparable companies operating in the Company’s industry, based on publicly available information.  The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate.  Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGUs.  The terminal growth rate does not exceed the long-term terminal growth rate for the business in which the Company’s CGUs operate.  Based on the Annual Impairment Test the Company concluded there was no impairment of the Goodwill CGU and the reasonable range of recoverable amounts for the Goodwill CGU, based on the high end of the range, was greater than its carrying value by an excess of $67.6 million (or 9.8%).  For the Goodwill CGU, a 0.5% increase in the discount rate and 0.5% reduction in the terminal growth rate, assuming a constant cash flow margin, would result in the carrying amount exceeding the reasonable range for the recoverable amount.  In addition, based on the Annual Impairment Test, the Company concluded there were no impairments of its individual CGU’s and the reasonable range of recoverable amounts for the individual CGUs, based on the high end of the range, were greater than their carrying values.  However, for two CGUs, if the discount rate were to increase by 0.5% or if the terminal growth rate declined by 0.5%, assuming a constant cash flow margin, the carrying amount of the CGUs would exceed the reasonable range for the recoverable amount. For all other CGUs, no reasonably possible change in assumption would cause the recoverable amount to fall below the carrying value.

The Company considered the reasonability of the fair value less costs of disposal results, calculated using the discounted cash flow approach, by comparing them to transaction multiples with other companies in the industry and found the results under the discounted cash flow approach to be reasonable.  Management has developed certain cost saving initiatives which have been incorporated in the financial forecasts noted above.  If these initiatives are not successful the forecasted operating cash flows may be reduced which may result in an impairment and such impairment, if any, may be material.

As at May 31, 2013, as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market the Company performed an interim impairment analysis (the “Interim Impairment Analysis”), which utilized the same market participant assumptions as those disclosed for the June 30, 2013 annual impairment test, and concluded certain of its assets were impaired.  Based on the Interim Impairment Analysis the Company concluded the carrying value of the Goodwill CGU was less than its recoverable amount and recorded an impairment charge relating to its goodwill of $73.9 million for the three and nine months ended May 31, 2013.  In addition, as a result of the Interim Impairment Analysis, the Company concluded the carrying value of two of its individual CGU’s were less than their recoverable amounts and recorded an impairment charge of $13.9 million pertaining to certain indefinite life intangible assets of the two individual CGU’s for the three and nine months ended May 31, 2013.  There were no tax impacts as a result of the impairment charges.

Other impairments

During the three months ended May 31, 2013 the Company recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the facility from property and equipment to asset held-for-sale.  The production facility is no longer required due to the outsourcing of certain functions and the Company has engaged a third party to market it for sale.  As at May 31, 2014 and August 31, 2013 the production facility has an estimated fair value less costs to sell of $10.5 million and is recorded in the consolidated statement of financial position as an asset held-for-sale.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

	As at May 31, 2014	As at August 31, 2013

Assets
Embedded derivatives	20,812	16,802
Foreign currency interest rate swap - designated as a cash flow hedge (1)	8,078	1,411
	28,890	18,213
Current portion	(8,078)	(1,411)
Non-current derivative financial instruments	20,812	16,802

(1) The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at May 31, 2014 was US$167.5 million (August 31, 2013 - US$167.5 million).  During the three and nine months ended May 31, 2014 foreign currency exchange losses of $3.9 million and gains of $5.2 million, respectively (2013 – gains of $0.9 million and $8.5 million, respectively) were reclassified to the condensed consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange losses and gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange gains and losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) for the three and nine months ended May 31, 2014 and 2013.  During the three and nine months ended May 31, 2014 no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges.  During the three and nine months ended May 31, 2014 losses of $1.3 million and $4.1 million, respectively (2013 - $1.7 million and $5.3 million, respectively) were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statements of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The foreign currency interest rate swap designated as a cash flow hedge matures on July 15, 2014 and the remaining unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations is approximately $0.6 million.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2014	As at August 31, 2013

Trade accounts payable	11,244	10,332
Accrued liabilities	45,225	46,281
Accrued interest on long-term debt	16,141	11,005
Accounts payable and accrued liabilities	72,610	67,618

7.	PROVISIONS

		Other
	Restructuring (a)	provisions (b)	Total
Provisions as at August 31, 2013	25,680	1,243	26,923
Net charges (recoveries)	31,351	(227)	31,124
Payments	(25,685)	(121)	(25,806)
Provisions as at May 31, 2014	31,346	895	32,241
Portion due within one year	(31,346)	(213)	(31,559)
Non-current provisions	-	682	682

(a)  Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production at certain newspapers.

(b)  Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

8.	LONG-TERM DEBT

				As at May 31, 2014	As at August 31, 2013
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes	August 2017	205,460	4,822	200,638	212,033
12.5% Senior Secured Notes (US$268.6M) (**)	July 2018	291,254	7,121	284,133	274,847
Senior Secured Asset-Based Revolving Credit Facility	July 2014	-	-	-	-
Total long-term debt				484,771	486,880
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				472,271	474,380
(**) - US$ principal translated at May 31, 2014 exchange rates.

The terms and conditions of long-term debt are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except the senior secured asset-based revolving credit facility (“ABL Facility”) had availability as at May 31, 2014 of $21.1 million (August 31, 2013 - $20.7 million).

9.	EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and nine months ended May 31, 2014 and 2013 are as follows:

	For the three months ended May 31,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2014	2013	2014	2013	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)				(revised - note 2)

Current service cost	2,676	3,024	304	448	755	582	3,735	4,054
Administration costs	181	181	-	-	-	-	181	181
Net actuarial losses	-	-	-	-	275	64	275	64
Net financing expense	543	1,046	649	667	213	150	1,405	1,863
Net defined benefit plan expense (1)	3,400	4,251	953	1,115	1,243	796	5,596	6,162

	For the nine months ended May 31,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2014	2013	2014	2013	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)				(revised - note 2)

Current service cost	8,028	9,072	912	1,344	2,265	1,746	11,205	12,162
Administration costs	543	543	-	-	-	-	543	543
Net actuarial losses	-	-	-	-	665	2,190	665	2,190
Net financing expense	1,627	3,139	1,947	2,001	639	450	4,213	5,590
Net defined benefit plan expense (1)	10,198	12,754	2,859	3,345	3,569	4,386	16,626	20,485

(1) During the three months ended November 30, 2012, there was an arbitrator’s ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  During the three months ended February 28, 2013, the Company received a final arbitrator’s ruling and accordingly revised the estimate related to this change in benefits by reducing net defined benefit plan expense by $1.6 million and increasing an expense for cash costs of $0.1 million, which resulted in a total expense for the nine months ended May 31, 2013 of $2.3 million, which includes actuarial losses of $1.8 million and cash costs of $0.5 million. The expense related to this estimate is recorded in restructuring and other items in the condensed consolidated statement of operations.  All other current service costs, administration costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the condensed consolidated statement of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statements of comprehensive loss for the three and nine months ended May 31, 2014 and 2013 are as follows:

	For the three months ended May 31,
	Pension benefits		Post-retirement benefits		Total
	2014	2013	2014	2013	2014	2013
		(revised - note 2)				(revised - note 2)

Net actuarial gains (losses) on employee benefits	2,019	(3,214)	(2,646)	(814)	(627)	(4,028)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	2,019	(3,214)	(2,646)	(814)	(627)	(4,028)

	For the nine months ended May 31,
	Pension benefits		Post-retirement benefits		Total
	2014	2013	2014	2013	2014	2013
		(revised - note 2)				(revised - note 2)

Net actuarial gains (losses) on employee benefits	5,917	17,223	(9,293)	(1,633)	(3,376)	15,590
Net actuarial gains (losses) recognized in other comprehensive income (loss)	5,917	17,223	(9,293)	(1,633)	(3,376)	15,590

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the nine months ended May 31, 2014 are as follows:

	Pension benefits	Post- retirement benefits	Other long- term employee benefits	Total(1)

Net defined benefit plan obligation as at August 31, 2013 (revised - note 2)	44,066	55,691	20,632	120,389
Amounts recognized in the statement of operations	10,198	2,859	3,569	16,626
Amounts recognized in other comprehensive income (loss)	(5,917)	9,293	-	3,376
Contributions to the plans	(14,016)	(1,542)	(1,566)	(17,124)
Net defined benefit plan obligation as at May 31, 2014	34,331	66,301	22,635	123,267

(1) As at August 31, 2013 and May 31, 2014, the net defined benefit plan obligations are recorded in other non-current liabilities on the condensed consolidated statements of financial position.

10.	LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and nine months ended May 31, 2014 and 2013.  No reconciling items in the computation of net loss exist.

	For the three months ended
	May 31,
	2014	2013
Basic weighted average shares outstanding during the period	40,209,619	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,209,619

Options and RSUs outstanding which are anti-dilutive	1,472,000	1,032,000

	For the nine months ended
	May 31,
	2014	2013
Basic weighted average shares outstanding during the period	40,209,619	40,249,965
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,249,965

Options and RSUs outstanding which are anti-dilutive	1,472,000	1,032,000

11.	SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the nine months ended May 31, 2014, the Company granted 0.6 million options under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model. The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2014
Fair value	$0.94

Key assumptions
Exercise Price	$2.02
Risk-free interest rate (1)	1.38%
Dividend yield	-
Volatility factor (2)	52.73%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares and the volatility of similar companies in the publishing and media industries.
(3) Based on contractual terms and a published academic study.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the nine months ended May 31, 2014:

	Options	Weighted average exercise price
Balance, August 31, 2013	1,208,000	$8.69
Issued	560,000	$2.02
Forfeited	(32,000)	$3.12
Cancelled	(8,000)	$6.43
Balance, May 31, 2014	1,728,000	$6.65

During the three and nine months ended May 31, 2014, the Company recorded compensation expense related to the Option Plan of $0.1 million and $0.5 million, respectively (2013 – $0.1 and $0.3 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three and nine months ended May 31, 2014 and 2013.  During the three and nine months ended May 31, 2014, the Company recorded compensation expense related to the RSU Plan of $0.1 million and $0.2 million, respectively (2013 - $0.2 million and $0.5 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and nine months ended May 31, 2014, the Company granted 93,980 and 234,523 deferred share units (“DSUs”), respectively, under the DSU Plan (2013 – nil).  During the three and nine months ended May 31, 2014, the Company recorded an expense of $0.1 million and $0.3 million, respectively (2013 – recovery of $0.1 million and expense of $0.3 million, respectively) to compensation expense, with an offset to other non-current liabilities.  All DSUs issued in the three and nine months ended May 31, 2014 vested immediately.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the nine months ended May 31, 2014, the Company settled 19,797 DSUs for nominal consideration and cancelled 113,198 DSUs for no consideration. During the three and nine months ended May 31, 2013, the Company settled 21,320 DSUs for nominal consideration and cancelled 14,213 DSUs for no consideration.

The aggregate carrying value of the DSU Plan liability was $0.7 million as at May 31, 2014 (August 31, 2013 - $0.4 million) and is based on a fair value per share of $1.78 (August 31, 2013 - $1.48). The DSU Plan liability is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

12.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at May 31, 2014 are as follows:

	As at May 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Foreign currency interest rate swap	8,078	-	-	8,078
Embedded derivatives	20,812	-	-	20,812

The fair value of the foreign currency interest rate swap recognized on the statement of financial position is estimated as per the Company’s valuation models.  These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk and volatility factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended May 31, 2014 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the nine months ended May 31, 2014 are as follows:

2014

Asset as at August 31, 2013	18,213
Gain on derivative financial instruments recognized in the statement of operations	4,010
Gain on cash flow swap recognized in statement of comprehensive loss	3,299
Foreign currency exchange gain on cash flow swap reclassified from accumulated
other comprehensive loss to the statement of operations	5,226
Loss on cash flow swap reclassified from accumulated other comprehensive loss
to the statement of operations	(1,858)
Asset as at May 31, 2014	28,890

Financial instruments measured at carrying value

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at May 31, 2014 and August 31, 2013 are as follows:

	As at May 31, 2014		As at August 31, 2013
	Carrying value	Fair value	Carrying value	Fair value

Other financial liabilities
Long-term debt	484,771	520,717	486,880	525,538

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).

Foreign currency risk

As at May 31, 2014, approximately 59% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2013 – 56%).  As at May 31, 2014 and August 31, 2013, the Company has entered into derivative financial instruments to reduce the foreign currency risk exposure on 62% of its US dollar denominated long-term debt. On July 15, 2014 the foreign currency interest rate swap related to the Second-Lien Notes will mature, exposing the Company to additional foreign currency risk on the Second-Lien Notes.  As at May 31, 2014, the Company has US$268.6 million Second-Lien Notes outstanding.

13.	SUBSEQUENT EVENT

On July 9, 2014 the Company signed a commitment letter for a new senior secured asset-based revolving credit facility (the “New ABL Facility”) for an aggregate amount of up to $20.0 million subject to completion of definitive documentation.  The New ABL Facility will replace the Company's existing ABL Facility that will terminate on July 13, 2014.  The New ABL Facility will mature one year from the closing date and will be secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral.